FEDERATED FIXED INCOME SECURITIES, INC.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 10, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED FIXED INCOME SECURITIES, INC. (the “Registrant”)

Federated Municipal Ultrashort Fund

Class A Shares

Institutional Shares

Class R6 Shares

(the “Fund”)

1933 Act File No. 33-43472

1940 Act File No. 811-6447

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on May 1, 2019 with respect to its Post-Effective Amendment No. 94 under the Securities Act of 1933 and Amendment No. 94 under the Investment Company Act of 1940 to its Registration Statement filed on March 18, 2019.

COMMENT 1: Prospectus Risk/Return Summary: Fees and Expenses:

In Footnote (1), why are “estimated amounts” used for the new R6 Class “Other Expenses?” Normally, actual expenses are used.

RESPONSE: Expenses for new classes are estimated based upon existing service provider fee schedules and contracts, and actual fund-level expense accruals for the existing fund to which a new class is being added. Class-specific expenses are then added per the terms of the prospectus.

COMMENT 2: Prospectus Risk/Return Summary: Fees and Expenses Example:

Please add disclosure that states that the Example reflects the fee waivers and expense limits only for 1 year.

RESPONSE: The Registrant confirms that the Example does not include any fee waivers or expense limits.

With respect to the narrative preceding the Example, the Registrant will revise the disclosure so that it appears as follows (additional language is bold and underlined):

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods.  The Example also assumes that your investment has 5% return each year and that operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same.  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

If you have any questions on the enclosed material, please contact me at (724) 720-8828.

Very truly yours,

/s/ Terri L. Kerr

Terri L. Kerr

Senior Paralegal